ALMADEN MINERALS LTD,

1103 – 750 West Pender Street

Vancouver, B.C.  V6C 2T8

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF MEMBERS

TAKE NOTICE that the 2011 Annual General and Special Meeting of the members of Almaden Minerals Ltd. (hereinafter called the "Company") will be held in the Ferguson Room at the Terminal City Club, 837West Hastings Street, Vancouver, B.C. V6B 1V6 on:

June 28, 2011

at the hour of 11:00 o'clock in the forenoon (Vancouver time) for the following purposes:

1.

to receive the Report of the Directors;

2.

to receive the financial statements of the Company for its fiscal year ended December 31, 2010 and the report of the Auditors thereon;

3.

to appoint Auditors for the ensuing year;

4.

to determine the number of directors and to elect directors;

5.

to approve the Company’s Stock Option Plan as described in the Information circular;

6.

to approve the Shareholder Rights Plan as described in the Information circular; and

7.

to transact such other business as may properly come before the Meeting.

Accompanying this Notice and Information Circular is form of Proxy.

Registered shareholders are entitled to vote at the Meeting in person or by proxy.  Registered shareholders who are unable to attend the Meeting, or any adjournment thereof, in person, are requested to read, complete, sign and return the form of Proxy accompanying this Notice in accordance with the instructions set out in the form of Proxy and in the Information Circular accompanying this Notice.  Unregistered shareholders who received the form of Proxy accompanying this Notice through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

DATED at Vancouver, British Columbia, this 24 day of May, 2011.

BY ORDER OF THE BOARD OF DIRECTORS
“Duane Poliquin”
Duane Poliquin, Chairman

ALMADEN MINERALS LTD.

(the “Company”)

Suite 1103 – 750 West Pender Street

Vancouver, British Columbia  V6C 2T8

Telephone: (604) 689-7644

Facsimile: (604) 689-7645

INFORMATION CIRCULAR

as at and dated

May 24, 2011

(unless otherwise noted)

PERSONS OR COMPANIES MAKING THE SOLICITATION

The Enclosed Proxy is Being Solicited by Management of the Company

This Information Circular is furnished in connection with the solicitation of proxies by the management of Almaden Minerals Ltd. (the “Company”) for use at the annual general and special meeting (the “Meeting”) of the Company to be held on June 28, 2011, and at any adjournment thereof.  The solicitation will be by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company.  The Company does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy.  No solicitation will be made by specifically engaged employees or soliciting agents.  The cost of solicitation will be borne by the Company.  No director of the Company has informed management in writing that he or she intends to oppose any action intended to be taken by management at the meeting.

APPOINTMENT AND REVOCATION OF PROXY

The persons named in the enclosed form of proxy are directors or officers of the Company.

A SHAREHOLDER HAS THE RIGHT TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT THE SHAREHOLDER AT THE MEETING BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND BY INSERTING SUCH OTHER PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.

IF THE INSTRUCTIONS AS TO VOTING INDICATED THEREIN ARE CERTAIN, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL, ON A BALLOT CALLED FOR, BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH SUCH INSTRUCTIONS. WHERE NO CHOICE IS SPECIFIED IN RESPECT OF ANY MATTER TO BE ACTED UPON, THE PROXY CONFERS ON THE PROXY HOLDER DISCRETIONARY AUTHORITY WITH RESPECT TO SUCH MATTER AND IF ONE OF MANAGEMENT’S NOMINEES NAMED IN THE ATTACHED FORM OF PROXY IS APPOINTED AS PROXY HOLDER, THE SHARES REPRESENTED BY SUCH PROXY SHALL BE VOTED FOR SUCH MATTER. IN THE EVENT THAT AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING ARE PROPERLY BROUGHT BEFORE THE MEETING, THE PROXYHOLDER WILL VOTE IN ACCORDANCE WITH THEIR BEST JUDGEMENT ON SUCH MATTERS. AT THE DATE OF THIS CIRCULAR, MANAGEMENT KNOWS OF NO SUCH AMENDMENT, VARIATION OR OTHER MATTER WHICH MAY BE PRESENTED TO THE MEETING.

SEE ALSO THE FORM OF PROXY FOR INSTRUCTIONS AS TO USE OF TELEPHONE AND INTERNET VOTING.

The instrument of proxy, and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited at the office of the registrar and transfer agent of the Company, Computershare, 9th Floor, 100 University Avenue, Toronto, ON  M5J 2Y1, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the scheduled time of the Meeting or any adjournment thereof.

Any shareholder returning the enclosed form of proxy may revoke it at any time if it has not been exercised.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by a member or his attorney authorized in writing or, if the  shareholder is a corporation, by a duly authorized officer or attorney thereof, and deposited either at the registered office of the Company or the registrar and transfer agent of the Company at least 24 hours prior to the scheduled time of the Meeting or any adjournment thereof, or with the Chairman of the Meeting at the scheduled commencement of the Meeting or any adjournment thereof, and upon either of such deliveries the proxy is revoked.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares including, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”) of which the Intermediary is a participant.  In accordance with the requirements of applicable securities law, the Company has distributed copies of the Notice of Meeting, this Information Circular and the form of proxy accompanying this Information Circular (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and submit it to the Company, c/o Computershare, 9th Floor, 100 University Avenue, Toronto, ON  M5J 2Y1  or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the persons named in the form and insert the Non-Registered Holder’s name in the blank space provided.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Company, no management nominee for election as a director of the Company, none of the persons who have been directors or  senior officers of the Company since the commencement of the Company's last completed financial year, and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter, other than the election of directors or the appointment of auditors, to be acted upon at the Meeting other than as disclosed under the heading "Statement of Executive Compensation".

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value. There is one class of shares only. There are 57,346,822 issued and outstanding common shares as at May 24, 2011.

The directors of the Company have determined that all shareholders of record as of May 24, 2011 will be entitled to receive notice of and to vote at the Meeting. At a general meeting of the Company, on a show of hands, every member present in person and entitled to vote will have one vote and on a poll, every member present in person or represented by proxy or other proper authority will have one vote for each share of which such member is the registered holder.

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, or exercises control or direction over, more than 10% of the outstanding common shares of the Company.

ELECTION OF DIRECTORS

Each director of the Company is elected at each annual general meeting and holds office until the next annual general meeting unless that person ceases to be a director before then. Mr. Donald Lorimer will not stand as a director for the ensuing year.  There is a nomination for Mark T. Brown to be a replacement director. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees listed below, all of whom, with the exception of Mark T. Brown, are presently members of the Board of Directors.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IF, PRIOR TO THE MEETING, ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES LISTED BELOW, IT IS INTENDED THAT DISCRETIONARY AUTHORITY WILL BE EXERCISED BY THE PERSON NAMED IN THE PROXY AS NOMINEE TO VOTE THE SHARES REPRESENTED BY PROXY FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTORS.

The members will be asked to pass an ordinary resolution to set the number of directors of the Company at eight (8) for the ensuing year, subject to such increases as may be permitted by the Articles of the Company. Management of the Company proposes to nominate each of the following persons for election as director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name and Present Office Held	Director / Officer Since	Number of Shares Beneficially Owned, Directly or Indirectly, or over which Control or Direction is Exercised *	Principal Occupation During the Past Five Years
DUANE POLIQUIN Chairman and Director	February 1, 2002	2,173,837	Registered Professional Geological Engineer; Chairman and Director of the Company; former Director of Motapa Diamonds Inc. to July 2009.
MORGAN POLIQUIN President, Director and Chief Executive Officer	February 1, 2002	808,197	Registered Professional Geological Engineer; President, Director and CEO of the Company
JAMES E. McINNES(1) Director	February 1, 2002	564,580	Businessman; Director of Horseshoe Gold Mining Inc. and Williams Creek Explorations Limited
JOHN (JACK) McCLEARY (2) Director	February 1, 2002	377,550	Registered Professional Geologist; Director of Santoy Resources Ltd. to Jan 2008
GERALD G. CARLSON (1)(2) Director	February 1, 2002	8,000

President and Director of  Windstorm Resources Inc.; Director of Copper Ridge Explorations Inc., Blue Sky Uranium Corp., Enertopia Corporation (formerly Golden Aria Corp.), Tarsis Resources Ltd., Fairmont Resources Inc., Pacific Arc Resources Inc. and  Panthera Exploration Inc.; former Director of Taipan Resources Inc. until December 2010.

JOE MONTGOMERY Director (1) (2)	February 1, 2002	Nil

Professional Engineer; Director of Infrastructure Materials Corp., former Director of Abitibi Mining Corp., Sedex Mining Corp., Klondike Gold Corp. Amador Gold Corp., Golden Chalice Resources Inc., Kalahari Resources Inc., Klondike Silver Corp., Chalice Diamonds Corp., Zinccorp Resources Inc. until June 2010.;

BARRY SMEE Director	July 6, 2006	50,000	Consulting geochemist; Director of Platinum Group Metals Ltd.
MARK T. BROWN Director	June 28, 2011	20,000

President and Director of Pacific Opportunity Capital Ltd.; Director of Rare Element Resources Ltd., Animas Resources Ltd., Portal Resources Ltd., Strategem Capital Corporation, Sutter Gold Mining Inc. and Fox Resources Ltd.

*

as of May 24, 2011.

(1)

Denotes a member of the Audit Committee.

(2)

Denotes a member of the Nomination and  Corporate Governance Committee and of the Compensation

       Committee.

All of the nominees (other than John McCleary) are ordinarily residents of British Columbia, Canada.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

To the knowledge of the directors and officers of the Company, no proposed director of the Company:

(a)

 is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the company in respect of which this Information Circular is being prepared) that;

(i)

was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer,

“order” means

(a)

a cease trade order;

(b)

an order similar to a cease trade order; or

(c)

an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days.

(b)

is, as the date of this Information Circular, or has been within the preceding 10 years, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)

has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets of the proposed director; or

(d)

has been subject to:

(i)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority since December 31, 2000 or before December 31, 2000 the disclosure of which would likely be important to a reasonable security holder in deciding whether to vote for a proposed director; or

(ii)

any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the Company acting solely in such capacity.

STATEMENT OF EXECUTIVE COMPENSATION

See attached Form 51-102 F6

DIRECTOR COMPENSATION

Director Compensation Table

Other than compensation paid to the Named Executive Officers, and except as noted below, no compensation was paid to directors in their capacity as directors of the Company or its subsidiaries, in their capacity as members of a committee of the Board or of a committee of the board of directors of its subsidiaries, or as consultants or experts, during the year ended December 31, 2010.

Name	Fees Earned ($)	Share-Based Awards ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All other Compensation ($)	Total ($)
James E. McInnes	0	Nil	126,000(1)(4)	Nil	Nil	5,000(5)	131,000
John (Jack) McCleary	0	Nil	144,500(2)(4)	Nil	Nil	5,000(5)	149,500
Gerald G. Carlson	0	Nil	79,750(1)(4)	Nil	Nil	5,000(5)	84,750
Joe Montgomery	0	Nil	126,000(1)(4)	Nil	Nil	5,000(5)	131,000
Donald M. Lorimer	0	Nil	93,000(1)(3)	Nil	Nil	8,000(5)(6)	101,000
Barry Smee	0	Nil	119,000(3)	Nil	Nil	5,000(5)	124,000

(1)

Comprised of options granted pursuant to the Company’s stock option plan.  The value of the option-based awards is based on the fair value of the awards ($0.67) calculated using the Black-Scholes-Merton model as at the January 4, 2010 grant date.  All options vested upon grant.

(2)

Comprised of options granted pursuant to the Company’s stock option plan.  The value of the option-based awards is based on the fair value of the awards ($0.52) calculated using the Black-Scholes-Merton model as at the July 16, 2010 grant date.  All options vested upon grant.

(3)

Comprised of options granted pursuant to the Company’s stock option plan.  The value of the option-based awards is based on the fair value of the awards ($1.19) calculated using the Black-Scholes-Merton model as at the August 27, 2010 grant date.  All options vested upon grant.

(4)

Comprised of options granted pursuant to the Company’s stock option plan.  The value of the option-based awards is based on the fair value of the awards ($1.85) calculated using the Black-Scholes-Merton model as at the November 22, 2010 grant date.  All options vested upon grant.

(5)

Director’s fees.

(6)

Audit Committee Chair fee.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth for each of the directors of the Company, other than directors who are also Named Executive Officers, all optioned-based awards and share-based awards outstanding at December 31, 2010.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options(1) ($)	Number of Incentives that have not Vested (#)	Market or Payout Value of Incentives that have not Vested ($)
James E. McInnes	50,000 50,000 50,000 50,000	2.50 0.68 1.14 2.73	Jul 06, 2011 Dec 29, 2013 Jan 04, 2015 Nov 22, 2015	111,500 202,500 179,500 100,000	N/A	N/A
John (Jack) McCleary	50,000 100,000 50,000	2.50 0.92 2.73	Jul 06, 2011 Jul 16, 2015 Nov 22, 2015	111,500 381,000 100,000	N/A	N/A
Gerald G. Carlson	75,000 50,000 50,000 25,000	2.50 0.68 1.14 2.73	Jul 06, 2011 Dec 29, 2013 Jan 04, 2015 Nov 22, 2015	167,250 202,500 179,500 50,000	N/A	N/A
Joe Montgomery	50,000 50,000 50,000	2.50 1.14 2.73	Jul 06, 2011 Jan 04, 2015 Nov 22, 2015	111,500 179,500 100,000	N/A	N/A
Donald M. Lorimer	50,000 50,000	2.50 2.22	Jul 06, 2011 Aug 27, 2015	111,500 125,500	N/A	N/A
Barry Smee	150,000 100,000	2.50 2.22	Jul 06, 2011 Aug 27, 2015	334,500 251,000	N/A	N/A

(1)

Calculated based on the difference between the market value of the shares underlying the options as at December 31,

2010 ($4.73) and the exercise price of the options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth for each director of the Company, other than directors who are also Named Executive Officers, the value of option-based awards and share-based awards which vested during the year ended December 31, 2010 and the value of non-equity incentive plan compensation earned during the most recently completed financial year.

Name	Option-Based Awards- Value Vested During the Year $	Share-Based-Awards- Value Vested During the Year $	Non-Equity Incentive Plan Compensation – Value Earned During the Year $
James E. McInnes	1,500(1) 14,500(2)	Nil	Nil
John (Jack) McCleary	14,500(2) 1,0003)	Nil	Nil
Gerald G. Carlson	1,500(1) 7,250(2)	Nil	Nil
Joe Montgomery	1,500(1) 14,500(2)	Nil	Nil
Donald M. Lorimer	1,500(1)	Nil	Nil
Barry Smee	Nil	Nil	Nil

(1)

Calculated based on the difference between the market value of the shares underlying the options as at January 4,

2010 ($1.17) and the exercise price of the options ($1.14).

(2)

Calculated based on the difference between the market value of the shares underlying the options as at November 22,

       7, 2010 ($3.02) and the exercise price of the options ($2.73).

(3)

Calculated based on the difference between the market value of the shares underlying the options as at July 16, 2010

($0.93) and the exercise price of the options ($0.92).

SECURITIES AUTHORIZED FOR ISSUE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The Company’s current Rolling Stock Option Plan was created as an amendment to the then existing fixed plan with the approval by disinterested shareholder vote given at the Company’s Annual and Special General Meeting held on May 18, 2005 and again on June 9, 2008 and approved by the TSX.  Under this Plan, options are authorized to be granted to the maximum of 10% of the issued and outstanding common shares of the Company at the time of the grant. There have been no amendments to the Plan since the approval of shareholders noted above. Under the policies of the TSX, every three years after the institution of the Plan all unallocated options must be approved by (i) a majority of the Company’s directors and (ii) the Company’s security holders (excluding Insider’s of the Company) at a duly called meeting.  There are no other equity compensation plans not previously approved by shareholders.

The following table sets forth the requisite equity compensation plan information:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
	(a)	(b)	(c)
Equity compensation plans approved by securityholders	3,555,000	$1.75	2,179,682
Equity compensation plans not approved by securityholders	-	-	-
Total	3,555,000	$1.75	2,179,682

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Aggregate Indebtedness

None of the directors or  executive officers of the Company, proposed nominees for election as directors of the Company, and no associates or affiliates of any of them, is or has been indebted to the Company or its subsidiaries nor is there indebtedness to any other entity where the indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement provided by the Company or any of its subsidiaries at any time since the beginning of the last completed financial year and no indebtedness remains outstanding as at the date of this Information Circular.

Indebtedness Under Securities Purchase and Other Programs

None of the directors or executive officers of the Company , proposed nominee for election as directors of the Company, and no associate or affiliates of any of them is or has been indebted to the Company or any of its subsidiaries under any Securities Purchase or other programs. The Company has no Securities Purchase or other programs.

DIRECTORS’ AND OFFICERS’ INDEMNITY AND INSURANCE

The Company has contracted with each director and officer to indemnify each of them against liability incurred in their capacity as an officer or director to the extent permitted in accordance with the provisions of the Business Corporations Act (British Columbia).  The Company has obtained insurance coverage for such indemnity to a policy limit of $5,000,000 in the aggregate with a deductible of $50,000 per claim.

MANAGEMENT CONTRACTS

No management functions of the Company or any of its subsidiaries are to any substantial degree performed other than by the directors or executive officers of the Company or subsidiary.  There are two management contracts currently in place – see STATEMENT OF EXECUTIVE COMPENSATION.

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No person or company beneficially holding more than 10% of the outstanding voting securities of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any material transaction since the commencement of the Company's last financial year or in any proposed material transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries other than as disclosed under the headings "Statement of Executive Compensation" or as a potential grantee of an option or options under the Company’s Stock Option Plan.

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of Deloitte & Touche LLP, Chartered Accountants, British Columbia, as auditors of the Company to hold office until the close of the next annual general meeting of the Company.  It is proposed that the Board of Directors be authorized to fix the remuneration to be paid to the auditor of the Company. Deloitte & Touche LLP was appointed the Company’s auditors in February 2002.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

A.

Ratification and Approval of New Shareholder Rights Plan

The Company has entered into an agreement as of April 13, 2011 in respect of a shareholder protection rights plan (the “Rights Plan”).  The Board of Directors of the Company (the “Board”) has decided to adopt a new Rights Plan and is presenting for approval by shareholders a resolution confirming, ratifying and approving the new Rights Plan (the “Rights Plan resolution”).

Accordingly, the Board has approved adoption of a new shareholder rights plan agreement (the “Rights Plan”) between the Company and Computershare Investor Services Inc. (“Computershare”) as Rights Agent, effective April 13, 2011.  The Board’s objective in adopting the Rights Plan is to ensure the fair treatment of shareholders in connection with any take-over bid for common shares of the Company (“Common Shares”).  The Rights Plan was not adopted in response to any proposal to acquire control of the Company.

Once the shareholders of the Company have approved the Rights Plan, the Company must obtain Toronto Stock Exchange (“TSX”) approval to the Rights Plan prior to it becoming effective.

Purpose of the Rights Plan

The primary objective of the Rights Plan is to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any take-over bid for the Company by (a) providing shareholders with adequate time to properly assess a take-over bid without undue pressure and (b) providing the Board with more time to fully consider an unsolicited take-over bid, and, if applicable, to explore other alternatives to maximize shareholder value.

Summary of Rights Plan

The following description of the Rights Plan is a summary only.  Reference is made to the full text of the Rights Plan, a copy of which will be filed on SEDAR immediately upon approval by the TSX.  As well, a copy of the Rights Plan will be available for inspection at the Meeting.

Issue of Rights

The Company will, assuming approval of the Rights Plan resolution, issue one right (a “Right”) in respect of each Common Share outstanding at the close of business (5:00 p.m.) on a date shortly after the Meeting to be determined by the Company in consultation with the TSX and Computershare (the “Record Time”).  These rights will be subject to cancellation of rights under the Original Rights Plan.  The Company will issue Rights on the same basis for each Common Share issued after the Record Time but prior to the earlier of the Separation time and the Expiration Time (both defined below).

The Rights

Each Right will entitle the holder, subject to the terms and conditions of the Rights Plan, to purchase additional Common Shares of the Company after the Separation Time.

The Board of Directors of the Company may, at its option, at any time after the Flip-In Event (defined below), exchange all or part of the then outstanding Rights (which shall not include Rights that have become void) for Common Stock at an exchange ratio of one share of Common Stock per Right.

Rights Certificates and Transferability

Before the Separation Time, the Rights will be evidenced by certificates for the Common Shares, and are not transferable separately from the Common Shares.  From and after the Separation Time, the Rights will be evidenced by separate Rights Certificates, which will be transferable separately from and independent of the Common Shares.

Exercise of Rights

The Rights are not exercisable before the Separation Time.  After the Separation Time and before the Expiration Time, each Right entitles the holder to acquire one Common Share for an exercise price (the “Exercise Price”) equal to four times the prevailing market price (being the average of the 20 consecutive trading days’ daily closing prices per share) of a Common Share as at the Separation Time (subject to certain adjustments).  Upon the occurrence of a Flip-In Event prior to the Expiration Time, each Right (other than any Right held by an “Acquiring Person”, which will become null and void as a result of such Flip-In Event) may be exercised to purchase, for the Exercise Price, that number of Common Shares as have an aggregate market price (based on the prevailing market price at the time of the consummation or occurrence of the Flip-In Event) equal to twice the Exercise Price.  Effectively, this means a shareholder of the Company (other than the Acquiring Person) can acquire additional Common Shares from treasury at half their market price.

Definition of “Acquiring Person”

Subject to certain exceptions, an Acquiring Person is a person who becomes the Beneficial Owner (defined below) of 20% or more of the Company’s outstanding Common Shares.

Definition of “Beneficial Ownership”

A person is a Beneficial Owner of securities if such person or such person’s affiliates or associates or any other person acting jointly or in concert with such person, owns the securities in law or equity, and has the right to acquire (immediately or within 60 days) the securities upon the exercise of any convertible securities or pursuant to any agreement, arrangement or understanding.

However, a person is not a Beneficial Owner under the Rights Plan where:

(a)

the securities have been deposited or tendered pursuant to a tender or exchange offer or take-over bid, unless those securities have been taken up or paid for;

(b)

such person has agreed to deposit or tender the securities to a take-over bid pursuant to a permitted lock-up agreement;

(c)

such person (including a mutual fund or investment fund manager, trust company, pension fund administrator, trustee or non-discretionary client accounts of registered brokers or dealers) is engaged in the management of mutual funds, investment funds or public assets for others, as long as that person:

(i)

holds those Common Shares in the ordinary course of its business for the account of others;

(ii)

is not making a take-over bid or acting jointly or in concert with a person who is making a take-over bid; or

(iii)

such person is a registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depository.

Definition of “Separation Time”

Separation Time occurs on the tenth trading day after the earlier of:

(a)

the first date of public announcement that a person has become an Acquiring Person;

(b)

the date of the commencement or announcement of the intent of a person to commence a take-over bid (other than a Permitted Bid or Competing Permitted Bid); and

(c)

the date on which a Permitted Bid or Computing Permitted Bid ceases to quality as such;

or such later date as determined by the Board.

Definition of “Expiration Time”

Expiration Time occurs on the date being the earlier of:

(a)

the time at which the right to exercise Rights is terminated under the terms of the Rights Plan; and

(b)

immediately after the Company’s annual meeting of shareholders to be held in 2014 unless at such meeting the duration of the Rights Plan is extended.

Definition of “Flip-In Event”

A Flip-In Event occurs when a person becomes an Acquiring Person.  Upon the occurrence of a Flip-In Event, any Rights that are beneficially owned by an Acquiring Person, or any of its related parties to whom the Acquiring Person has transferred the Rights, will become null and void and, as a result, the Acquiring Person’s investment in the Company will be greatly diluted if a substantial portion of the Rights are exercised after a Flip-In Event occurs.

Definition of “Permitted Bid”

A Permitted Bid is a take-over bid made by a person (the “Offeror”) pursuant to a take-over bid circular that complies with the following conditions:

(a)

the bid is made to all registered holders of Common Shares (other than the Offeror);

(b)

the Offeror agrees that no Common Shares will be taken up or paid for under the bid for at least 60 days following the commencement of the bid and then only if, at such date, not less than 50% of the outstanding Common Shares held by shareholders of the Company, other than the Offeror and certain related parties, have been deposited pursuant to the bid and not withdrawn;

(c)

the Offeror agrees that the Common Shares may be deposited to and withdrawn from the take-over bid at any time before such Common Shares are take up and paid for; and

(d)

if, on the date specified for take-up and payment, the condition in paragraph (b) above is satisfied, the Offeror will make a public announcement of that fact and the bid will remain open for an additional period of at least 10 business days to permit the remaining shareholders of the Company to tender their Common Shares.

Definition of “Competing Permitted Bid”

A Competing Permitted Bid is a take-over bid that:

(a)

is made while another Permitted Bid or Competing Permitted Bid has been made and prior to the expiry of that Permitted Bid or Competing Permitted Bid;

(b)

satisfies all the requirements of a Permitted Bid other than the requirement that the Offeror agrees that: (1) no Common Shares will be taken up or paid for under the bid: (i) for at least 60 days following the commencement of the bid; (ii) after such date, not less than 50% of the outstanding Common Shares held by shareholders, other than the Offeror and certain related parties, have been deposited pursuant to the bid and not withdrawn; and (2) Common Shares may be deposited pursuant to such take-over bid at any time during the 60 day period described in (1)(i) of this paragraph, that any Common Shares deposited pursuant to such take-over bid may be withdrawn until taken up and paid for; and (3) upon deposit of more than 50% of the outstanding Common Shares as described under (1)(ii) in this paragraph, the Offeror will make a public announcement of such greater than 50% deposit and such take-over bid is to remain open for deposits and tenders of Common Shares for a minimum of 10 business days from the date of such public announcement;

(c)

contains the conditions that no Common Shares be taken up or paid for pursuant to the Competing Permitted Bid (x) prior to the close of business on a date that is not earlier than the later of (1) the earliest date on which Common Shares may be taken up and paid for under any prior bid in existence at the date of such Competing Permitted Bid, and (2) 35 days after the date of such Competing Permitted Bid, and (y) unless, at the time that such Common Shares are first taken up or paid for, more than 50% of the then outstanding Common Shares held by shareholders of the Company, other than the Offeror and certain related parties, have been deposited pursuant to the Competing Permitted Bid and not withdrawn.

Redemption of Rights

Prior to the occurrence of a Flip-In Event as to which the operation of the Rights Plan has not been waived, all (but not less than all) of the Rights may be redeemed by the Board, acting in good faith, with the prior consent of the holders of Common Shares or Rights, as applicable, at a redemption price of $0.0001 per Right (subject to adjustment).  In addition, in the event of a successful Permitted Bid, Competing Permitted Bid or a bid for which the Board has waived the operation of the Rights Plan, the Company will immediately upon such acquisition and without further formality, redeem the Rights at the redemption price.  If the Rights are redeemed pursuant to the Rights Plan, the right to exercise the Rights will, without further action and without notice, terminate and the only right thereafter of the Rights holders is to receive the redemption price.

Waiver

With the prior consent of the holders of Common Shares, the Board may, at any time prior to the occurrence of a Flip-In Event that would occur by reason of an acquisition of Common Shares or convertible securities otherwise than pursuant to a take-over bid made by means of a take-over bid circular to all registered holders of Common Shares or otherwise than in the circumstances where the Board has determined that the Acquiring Person became an Acquiring Person through inadvertence and has reduced its ownership to such a level that it is no longer an Acquiring Person, waive the application of the “Flip-In” provisions of the Rights Plan to such Flip-In Event.  Furthermore, the Board may, until a Flip-In Event occurs, determine to waive the application of the “Flip-In” provisions of the Rights Plan to a particular Flip-In Event that may occur by reason of a take-over bid made by means of a take-over bid circular to all registered holders of Common Shares; provided, however, that if the Board waives the Rights Plan with respect to such Flip-In Event, it will be deemed to have waived the “Flip-In” provisions of the Rights Plan to any other Flip-In Events occurring by reason of a take-over bid made by means of a take-over bid circular to all registered holders of Common Shares before the expiry of that first bid.  The Board may also waive the “Flip-In” provisions of the Rights Plan in respect of any Flip-In Event if the Board has determined, within eight business days, that the Acquiring Person became an Acquiring Person through inadvertence and has reduced its ownership to such a level that it is no longer an Acquiring Person.

Time of the Rights Plan

Unless otherwise terminated, the Rights Plan will expire at the Expiration Time (defined above).

Amending Power

Except for amendments to correct clerical or typographical errors and amendments to maintain the validity of the Rights Plan as a result of a change of applicable legislation or applicable rules or policies of securities regulatory authorities, shareholder (other than the Offeror and certain related parties) or Rights holder majority approval is required for supplements or amendments to the Rights Plan.  In addition, any supplement or amendment to the Rights Plan will require the written concurrence of the Rights Agent and prior written consent of the TSX.

Rights Agent

The Rights Agent under the Rights Plan is Computershare Investor Services Inc.

The Rights Plan provides that any “Grandfather Person” (as that term is defined in the Rights Plan), who is the Beneficial Owner of 20% or more of the outstanding Voting Shares determined as of the Record Time; provided, however, that this exemption shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time, become the Beneficial Owner of additional Voting Shares that increases the Grandfathered Person’s Beneficial Ownership of Voting Shares by more than 1.0% of the number of Voting Shares outstanding as at the Record Time (other than through one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or a Convertible Security Acquisition).

There are currently no Grandfather Persons in the Company.

Rights Holder not a Shareholder

Until a Right is exercised, the holders thereof as such, will have no rights as a shareholder of the Company.

In accordance with the policies of the TSX, the Rights Plan must be approved by a majority of the votes cast at the Meeting within six months of the adoption of the Rights Plan by the Board and also by a majority of the votes cast at a Meeting excluding the votes attached to shares beneficially owned by shareholders who beneficially own greater than 20% of the outstanding shares of the Company.

At the Meeting, therefore, shareholders will be asked to pass the following ordinary resolution, with or without variation:

“Resolved that:

(a)

the shareholder rights plan agreement (the “Rights Plan”), as described in the Company ‘s Information Circular for the June 28, 2011 annual general meeting is hereby confirmed, ratified and approved;

(b)

the Company is authorized to abandon the Rights Plan if the Company’s Board of Directors deems it appropriate and in the best interests of the Company to do so; and

(c)

any one or more of the directors or officers of the Company are authorized to perform all such acts, deeds and things and execute, under seal of the Company or otherwise, all such documents as may be required to give effect to this resolution.”

An ordinary resolution is a resolution passed by the shareholders of the Company at a general meeting by a simple majority of the votes cast in person or by proxy.

B.

OPTIONS, RIGHTS OR OTHER ENTITLEMENTS UNDER STOCK OPTION PLAN

The TSX Company Manual (the “Manual”) in Section 613 requires that every three years after institution all unallocated options under security based compensation arrangements which does not have a fixed maximum of securities must be approved by a majority of the Company’s directors and the Company’s security holders.

A triennial approval and amendment was given at the Company’s annual and special general meeting held on June 9, 2008.

The Manual also requires that the following information be provided on an annual basis.  The Company’s rolling stock option plan (the “Plan”) was instituted on July 19, 2005 after a disinterested shareholder (as that term was defined under prior policies of the TSX)  approval vote at the Company’s annual general meeting held on May 18, 2005. Under Section 613, insiders who are eligible participants under the Plan are not entitled to vote to approve unallocated options, rights or other entitlements under the Plan.

Under the Plan eligible participants are:

(i)

an employee, senior officer or director of the Company or any related Company;

(ii)

a consultant;

(iii)

an issuer, all the voting securities of which are held by persons described in (i) and (ii);

(iv)

a management company employee.

The total number of common shares issued under options granted and exercised under the Plan to May 24, 2011 was 35,000 constituting <1% of the Company’s issued and outstanding shares common shares as of the Record Date.

The total number of common shares issuable under actual grants under the plan is 3,555,000 constituting 6.2% of the Company’s issued and outstanding shares common shares as of the Record Date.

The maximum total number of common shares issuable under the Plan is 5,734,692, the number equal to 10% of the issued common shares as of the date of the grant of the option.

There is no maximum percentage of common shares which may be issued to insiders of the Company. The Plan contains provisions that limit the number of shares reserved to any one Consultant to 2% of the issued shares of the Company in any 12 month period and to persons providing Investor Relations activities to 2% of the issued shares of the Company in any 12 month period but such limitation apply only if the shares of the Company are listed only on the TSX. The shares of the Company are currently listed on the TSX and the NYSE Amex.

The exercise price for options granted under the Plan is to be the price per share specified in the option agreement which cannot be less that the Market Price. “Market Price” means the Volume Weighted Average Price (“VWAP”) on TSX, or another stock exchange where the majority of the trading volume and value of the listed securities occurs, for the five trading days immediately preceding the Date of Grant subject always that in certain exceptional circumstances, the 5 day VWAP may not accurately reflect the securities’ current market price and TSX may adjust  the VWAP based on relevant factors including liquidity, trading activity immediately before, during or immediately after the relevant period or any material events, changes or announcements occurring immediately before, during or immediately after the relevant period. VWAP means the volume weighted average trading price of the listed securities, calculated by dividing the total value by the total volume of securities traded for the relevant period.

The Plan contains the following provision as to stock appreciation rights “An Eligible Person to whom an Option has been granted (“Eligible Optionee”) may, rather than exercise any Option to which the Eligible Optionee is then entitled pursuant to the Plan, elect to terminate such Option, in whole or in part, and, in lieu of purchasing the common shares to which the Option, or part thereof, so terminated relates (the “Optioned Shares”), elect to exercise the right (the “Share Appreciation Right”) to receive that number of common shares, disregarding fractions, which, when multiplied by the  VWAP have a value equal to the product of the number of Optioned Shares to which the Option, or part thereof, so terminated relates, multiplied by the difference between the Market Price determined as of the day immediately preceding the date of termination of such Option, or part thereof, and the exercise price per share of the Optioned Shares to which the Option, or part thereof, so terminated relates, less any amount (which amount may be withheld in Optioned Shares) required to be withheld on account of income taxes, which withheld income taxes will be remitted by the Company.  VWAP shall be calculated for 5 consecutive trading days before such date on the TSX. “

Options granted to Consultants performing Investor Relations activities vest over a 12 month period with no more than ¼ of such options so granted vesting in any 3 month period. Such vesting restrictions apply to any Qualified Successor of such Consultant, otherwise the board has the discretion to make any vesting conditions it sees fit.  “Qualified Successor” means a person who is entitled to ownership of an Option upon the death of an Optionee, pursuant to a will or the applicable laws of descent and distribution upon death or a “permitted assign” as that term is defined in Canadian Securities Administrator National Instrument 45-106.

The Term of any option granted under the Plan will expire on the later of 5 years following the date of grant, or if such date falls within, or immediately following a self-imposed “blackout” period, such option will then expire on the 10th business day following the blackout if the Company is listed only on the TSX. The Company is currently listed on the TSX and the NYSE Amex.

The Plan contains provisions as to termination providing for termination on the earliest of the following:

(a)

the termination date specified for such Option in the Option Agreement;

(b)

Death of Optionee – If the employment of an Optionee as an Employee of, or the services of a Consultant providing services to, the Company or any Related Company, or the employment of an Optionee as a Management Company Employee, or the position of the Optionee as a director or senior officer of the Company or any Related Company, terminates as a result of such Optionee’s death, any Options held by such Optionee shall pass to the Qualified Successor of the Optionee and shall be exercisable by such Qualified Successor until the earlier of a period of twelve months following the date of such death and the expiry of the Term of the Option;

(c)

Cessation of Employment – Upon an Optionee’s employment with the Company being terminated for cause, any option not exercised terminates immediately.  If an Optionee is a director and is removed from office, any option not exercised terminates immediately. If an optionee becomes permanently disabled, any option may be exercised for a period of six months after the date of permanent disability.  If an Optionee’s employment, office, term as a director, or service provider relationship is ended or expires other than by termination for cause, such option may be exercised for a period of thirty days after such ending;

(d)

Amalgamation – In the event of the Company propose to amalgamate, merge or consolidate with or into any other company (other than with a wholly owned subsidiary of the Company) or to liquidate, dissolve or wind up, or in the event an offer to purchase the Common Shares of the Company or any part thereof shall be made to all the holders of Common Shares of the Company, the Company shall have the right, upon written notice to each Optionee holding options under the Amended Plan, to permit the other than by termination for cause, such option may be exercised for a period of thirty days after such ending.

In the event of the Company propose to amalgamate, merge or consolidate with or into any other company (other than with a wholly owned subsidiary of the Company) or to liquidate, dissolve or wind up, or in the event an offer to purchase the Common Shares of the Company or any part thereof shall be made to all the holders of Common Shares of the Company, the Company shall have the right, upon written notice to each Optionee holding options under the Amended Plan, to permit the exercise of all such option within the 30 day period next following the date of such notice and to determine that upon expiration of such 30 day period that all rights of the Optionees to such options or to exercise same (to the extent not theretofore exercised) shall terminate and to have no force and effect. No option shall be assignable; and

(e)

the date of any sale, transfer, assignment or hypothecation, or any attempted sale, transfer, assignment or hypothecation, of such Option.

Options granted under the Plan are not assignable or transferable except as to a Qualified Successor or as otherwise permitted by applicable securities laws.

The Plan provides that, subject to the approval of the TSX, if required, and section 3.4 f(iii) the Board may terminate, suspend or discontinue the Plan at any time or amend or revise the terms of the Plan without further shareholder approval (if required).

Notwithstanding the generality of the foregoing the power of the Board to amend shall be limited to the following:

(a)

amendments of a “housekeeping” nature;

(b)

a change to the vesting provisions of a security or a Plan;

(c)

a change to the termination provisions of a security or a Plan which does not entail an extension beyond the original expiry date; and

(d)

the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve.

And that nothing in the Plan shall be construed as authorizing the directors to make amendments to the Plan to effect;

(a)

any amendment to the number of securities issuable under the Plan, including an increase to a fixed maximum number of securities or a change from a fixed maximum number of securities to fixed maximum percentage. A change to a fixed maximum percentage which was previously approved by security holders will not require an additional security holder approval;

(b)

any change to eligible participants which would have the potential of broadening or increasing insider participation;

(c)

the additional of any form of financial assistance;

(d)

any amendment to a financial assistance provision which is more favourable to participants;

(e)

the addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying securities from the Plan reserve; and

(f)

the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the issuer.

No amendments to the Plan have been adopted in the last fiscal year.

Accordingly, shareholders will be asked to consider, and if deemed advisable, to confirm and ratify, with or without amendment, the following resolution:

“RESOLVED as an ordinary resolution that

1.

the unallocated options, rights or other entitlements under the Company’s stock option plan (“Plan”) be approved until June 28, 2014;

2.

the directors of the Company are hereby authorized to make such other amendments to the Plan as the directors of the Company may, in their sole discretion , determine are necessary, desirable or useful subject always to the limitations on the power to amend or revise  as are contained in the Plan;

3.

that any one officer or director of the Company be authorized for and on behalf of the and in the name of the Company to do all such acts and to execute and deliver, whether under corporate seal or otherwise, all such documents, instruments and writings as in his sole secretion are necessary or desirable to give effect to the foregoing resolutions; and

4.

notwithstanding the passage of this resolution by the shareholders, the directors of the Company are hereby authorized and empowered without further notice to or approval of the shareholders of the Company not to proceed with the Plan.”

The Board recommends that shareholder vote FOR the approval of the resolution approving the unallocated options, rights and other entitlements under the Plan. The persons named in the proxy enclosed intend to vote at the Meeting for the approval of the resolution unless otherwise directed by the shareholders appointing them. There are 2,179,682 options available for future grant representing 3.8% of the shares issued and outstanding on the Record Date. Insiders that are eligible to receive grants of options under the Plan are not entitled to vote on the shareholders resolutions. Insiders not entitled to vote hold in the aggregate 2,945,000 shares representing 5.1% of the shares issued and outstanding on the Record Date.

If the shareholders resolution is not passed, previously allocated options will remain unaffected and may be exercised but previously allocated options that are cancelled before exercise or expire will not be available for grant.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

This Statement of Corporate Governance Practices has been prepared by the Corporate Governance Committee of the Board and has been approved by the Board.

General

The Board of Directors of the Company recognizes that good corporate governance is of fundamental importance to the success of the Company. The Company’s governance practices are the responsibility of the Board and the Board has delegated some of its responsibilities to develop and monitor the Company’s governance practices to the Nominating and Corporate Governance Committee.

Canadian Securities Administrators National Instrument 58-101 requires disclosure of Corporate Governance Practices of the Company formulated in accordance with National Policy 58-201 Corporate Governance Guidelines (together hereinafter referred to as the “Guidelines”). This Statement of Corporate Governance Practices sets out the Board’s assessment of the Company’s Corporate Governance practices which are generally in accordance with the Guidelines.

In this Statement of Corporate Governance Practices, the term “independent” with reference to a director or audit committee member has the meaning given to the term in the Guidelines and is generally as follows. A director or audit committee member is independent if he or she has no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Company’s board of directors, be reasonably expected to interfere with the exercise of the director’s or audit committee member’s independent judgement. The Guidelines provide specific directions as to the individuals considered to have a material relationship with a company and specifically includes the following:

(a)

an individual who is, or has been within the last three years, an employee or executive officer of the company;

(b)

 an individual whose immediate family member is, or has been within the last three years, an executive officer of the company;

(c)

an individual who:

(i)

is a partner of a firm that is the company’s internal or external auditor,

(ii)

is an employee of that firm, or

(iii)

was within the last three years a partner or employee of that firm and personally worked on the company’s audit within that time;

(d)

an individual whose spouse, minor child or stepchild, or child stepchild who shares a home with the individual:

(i)

is a partner of a firm that is the issuer’s internal or external auditor,

(ii)

is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii)

was within the last three years a partner or employee of that firm and personally worked on the company’s audit within that time;

(e)

an individual who, or whose immediate family member, is or has been within the last three years, an executive officer or an entity if any of the company’s current executive officers serves or served at that same time on the company’s compensation committee;

(f)

an individual who received, or whose immediate family member who is employed as an executive officer of the company received , more than $ 75,000 in direct compensation from the company during any 12 month period within the last three years;

(g)

an individual who accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the company or any subsidiary entity of the company, other than as remuneration for acting in the capacity as a member of the board of directors or any board committee; and

(h)

an individual who is an affiliated entity of the company or any of its subsidiaries.

An “executive officer” means an individual who is a chair, vice-chair or president of the company, a vice-president of the company in charge of a principal business unit, division or function of the company, or an officer of the company or of any of its subsidiaries or any other individual who performs a policy making function for the company or subsidiary.

An individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the company’s financial statements.

In accordance with recommendations in National Policy 51-201 the Company has adopted a Corporate Communications Policy.

Board of Directors

The Board, with the assistance of Counsel to the Company, is responsible for determining whether or not each director is “independent” or “not independent”. To assist the Board each director is required to disclose any material interest in or business relationship with the Company and his shareholding in the Company.

The Board is comprised of 8 members. In accordance with the definition of “independent” outlined above, the Board, utilizing the information provided to it by each director as aforesaid, has determined that the following directors are not independent, namely: Duane Poliquin and Morgan Poliquin. Accordingly, the majority of the board of directors is independent.

The Chair of the Board is not an independent director.

There were (9) nine meetings of the board held during the period commencing May 28, 2010 and ending on the Record Date (“the year”).  The following table indicates the number of meetings attended by each director.

Director	Number
Duane Poliquin	8
Morgan Poliquin	8
James E. McInnes	9
Jack McCleary	7
Joseph Montgomery	9
Gerald G. Carlson	4
Barry W. Smee	8
Donald M. Lorimer	8

The members of the board of directors who are independent are entitled and encouraged to hold meetings at which non-independent directors are not in attendance. John McCleary is the lead director of the independent Board. There were three meetings of the independent directors held during the year.

Particulars of any directorship in a reporting issuer held by a director of the Company is disclosed in this Circular under the heading “Election of Directors”.

Board Mandate

The Company also believes that director and management honesty and integrity are essential factors in ensuring good and effective corporate governance. The Board has adopted a written mandate.

Position Descriptions

The Board has not developed and written position descriptions for the chair of directors meetings or the chair of each Board committee. The Board expects the chair to set the agenda for Board meetings and to assist the Board to discharge its mandate and responsibilities. Each committee has the authority and responsibility to determine its own rules of procedure and the Board expects the chair of a committee to set the agenda for committee meetings and to assist the committee to discharge its mandate and responsibilities.

The following position descriptions have been developed for the Company’s Chairman, Chief Executive Officer and Chief Financial Officer.

The Chairman of Almaden’s Board does the following:

-

Leads the Board and also takes a hands-on role in the Company’s day-to-day management

-

Helps the CEO to oversee all the operational aspects involved in running the Company, including project selection and planning.

-

Takes overall responsibility for the Company’s direction and growth, seeking to generate significant financial gains for the shareholders.

-

Oversees relationships with the communities and stakeholders in the areas where the Company operates, with the intent of ensuring the Company’s activities are of benefit to all.

-

Chief Executive Officer (‘CEO’)

Reports to:

The Board of Directors of the Company.

Function:

Provides overall leadership and vision in developing, in concert with the Board, the strategic direction of the Company and in developing the tactics and business plans necessary to increase shareholder value.

Manages the overall business to ensure strategic and business plans are effectively implemented, the results are monitored and reported to the Board and financial and operational objectives are attained.

Authorities, Duties and Responsibilities:

(a)

General Functions:

1.

Provides effective leadership to the management and the employees of the Company and establishes an effective means of control and co-ordination for all operations and activities.

2.

Fosters a corporate culture that promotes ethical practices, integrity and a positive work climate enabling the Company to attract, retain and motivate a diverse group of quality employees.

3.

Keeps the Board fully informed on the Company`s operational and financial affairs.

4.

Develops and maintains a sound, effective organization structure and plans for capable management succession, progressive employee training and development programs and reports to the Board on these matters.

5.

Ensures that effective communications and appropriate relationships are maintained with the shareholders of the Company and other stakeholders.

6.

Develops capital expenditure plans for approval by the Board.

7.

Turns any strategic plan as may be developed by the Board into a detailed operating plan.

(b)

Strategy and Risks

1.

Develops and recommends to the Board strategic plans to ensure the Company`s profitable growth and overall success.  This includes updating and making changes as required and involving the Board in the early stages of developing strategy.

2.

Identifies in conjunction with the other senior officers and appropriate directors the key risks with respect to the Company and its businesses and reviews such risks and strategies for managing them with the Board.

3.

Ensures that the assets of the Company are adequately safeguarded and maintained.

(c)

Exploration and Development

Responsible for managing the day to day activities and operating management of the Company and as such shall be responsible for the design, operation and improvement of the systems that create the Company`s exploration and development opportunities.  The CEO accordingly shall have the primary responsibility:

-

To direct and oversee all operational activities of the Company including exploration, development, mining and other such functions.

-

To initiate solutions to the key business challenges of the Company.

-

To participate in sourcing and negotiating financial arrangements for the further expansion and development of the Company including joint ventures, mergers, acquisitions, debt and equity financing.

-

Represent and speak for the Company with shareholders, potential investors and other members of the industry.

(d)

Financial Reporting

  Oversees the quality and timeliness of financial reporting.  Reports to the Board in conjunction with the CFO on the fairness and adequacy of the financial reporting of the Company to its shareholders.

Chief Financial Officer (‘CFO’)

Reports to:

The CEO of the Company.

Responsibilities:

-

Developing, analyzing and reviewing financial data.

-

Reporting on financial performance.

-

Monitoring expenditures and costs.

-

Assisting the CEO and COO in preparing budgets and in the communicating to the analyst and shareholder, community and securities regulators, the financial performance of the Company.

-

Fulfilling the reporting requirements of the securities regulators, stock exchanges and shareholders.

-

Monitoring filing of tax returns and payment of taxes.

The CFO shall assist the CEO is establishing effective means of control and co-ordination of the operations and activities of the Company and identifying, in conjunction with the CEO and COO, the key risks with respect to the Company and its business and reviewing with the CEO and COO the strategies for managing such risks and ensuring that the assets of the Company are adequately safeguarded and maintained.

The CFO, in conjunction with the CEO shall design or supervise the design of and implement, maintain and periodically evaluate the effectiveness of internal controls to provide reasonable assurances that the financial statements of the Company are fairly presented in accordance with generally accepted financial standards and principles and that disclosure controls are in place to provide reasonable assurance that material information relating to the financial performance of the Audit Committee.

Orientation, Continuing Education and Nomination of Directors

The Board has appointed a Nomination and Corporate Governance Committee comprised of independent directors. The mandate of this committee includes the following duties and responsibilities:

1.

Recommend to the Board written mandates or terms of reference for the Board and for each of the Committees of the Board, and a Code of Ethics for all directors, officers and employees of the Company;

2.

Review the composition and size of the Board and its Committee structure and make recommendations to the Board for changes;

3.

Recruit new directors, develop lists of candidates, interview, and recommend new directors to the Board;

4.

Recommend to the Board an orientation and education program for new directors.

Ethical Business Conduct

The Board’s responsibilities are governed by the Business Corporations Act (British Columbia), the Company’s Articles, the Board Mandate and the various codes of conduct adopted by the Board.  The Board has adopted a Code of Business Conduct and Ethics for Directors (“CODE”), a Code of Business Ethics (“COBE”) applicable to all employees, officers and consultants of the Company, a Securities Trading Policy (“STP”) relating to trading and confidentiality obligations of employees, officers and directors of the Company, and a Whistleblower Policy (“WP”).  In addition the CEO and CFO of the Company specifically acknowledge the obligation to adhere to and advocate the establishment of standards reasonably necessary to deter wrongdoing and to promote full, fair, timely and understandable disclosure in reports and documents that the Company files with, or submits to, securities regulators and in other public communications made by the Company; compliance with the laws, rules and regulations of federal, provincial and local governments and other appropriate regulatory agencies, and prompt reporting to the Company’s Audit Committee of any violation of this code of which the CEO or CFO  have actual knowledge.

Copies of the CODE, COBE, STP, WP, the undertaking of the CEO and CFO together with the Privacy Policy and the statements of responsibilities and duties of the Nomination and Corporate Governance Committee, the Compensation Committee and the Audit Committee Charter may be viewed on the Company’s website at www.almadenminerals.com.

Compensation

The Board has created a Compensation Committee comprised of independent directors. The duties and responsibilities of the Compensation Committee are as follows:

1.

Review the Company’s overall compensation strategy and objectives;

2.

Review and assess the Chief Executive Officer's performance against pre-agreed objectives and recommend to the Board the compensation of the CEO (in each case, without the CEO being present during the deliberations and vote);

3.

Review performance assessments of the Company’s other officers and, upon the advice of the CEO, recommend to the Board the compensation of the officers;

4.

Review and recommend to the Board policies related to providing Company stock to executives and employees (e.g., stock option plan, share purchase plan);

5.

Review executive appointments, employment agreements and terminations;

6.

Review senior management succession plans and participate in the recruitment of executives, especially succession to the CEO;

7.

Review and recommend to the Board the amount and form of directors' compensation; and

8.

Review and recommend the disclosures describing executive compensation and development.

Neither the Board nor the Compensation Committee has since the beginning of the Company’s most recently completed financial year retained any compensation consultant or advisor.

Other Committees

The Company has only the 3 committees, namely: Audit Committee, Compensation Committee and the Nomination and Corporate Governance Committee.

Assessments

One of the responsibilities of the Nomination and Corporate Governance Committee is as follows: Report to the Board, in the manner and to the extent the Committee deems appropriate, on the effectiveness of the performance of the Board as a whole, the Committees of the Board and the contribution of individual directors, including specifically reviewing areas in which the Board's effectiveness may be enhanced taking into account the suggestions of all directors Corporate Governance guidelines and rules which are in effect by regulatory bodies or other sources which the Committee deems appropriate.

Audit Committee Information

Detailed information with respect to the Company’s audit committee is contained under the headings “Corporate Governance” and Audit Committee in the Company’s 20F filed as an Annual Information Form for the financial year ended December 31, 2010 and is available on EDGAR and is filed under the Company’s profile on SEDAR at www.sedar.com. The Audit Committee Charter and other information relative to the Company’s corporate governance are to found on the Company’s website at www.almadenminerals.com

ADDITIONAL INFORMATION

The Company’s financial information is included in the consolidated financial statements of the Company and the notes thereto, Management Discussion and Analysis and auditor’s report for the financial year ended December 31, 2010.

Additional information relating to the Company can be found at www.sedar.com.  A copy of the following documents may be obtained, without charge, upon request to the Chief Executive Officer of the Company at 1103-750 West Pender Street Vancouver B.C.  V6C 2T8 Phone (604) 689-7644 Fax (604) 689-7645:

(a)

the comparative financial statements of the Company for the financial year ended December 31, 2010 together with the accompanying report of the auditor thereon and related Management Discussion and Analysis and any interim financial statements of the Company for periods subsequent to December 31, 2010 and related Management Discussion and Analysis; and

(b)

this Information Circular.

BY THE ORDER OF THE BOARD OF DIRECTORS OF ALMADEN MINERALS LTD.
“Duane Poliquin”	“Mark T. Brown”
J. Duane. Poliquin, Chairman	Mark T. Brown, Chief Financial Officer

Vancouver, British Columbia

May 24, 2011

Form 51-102F6

Statement of Executive Compensation

Named Executive Officers

The following table contains information about the compensation paid to, or earned by, those who were, at December 31, 2010, (a) the Company’s Chairman; (b) the Company’s Chief Executive Officer; (c) the Company’s Chief Financial Officer; (d) each of the Company’s four other most highly compensated executive officers (except those whose total salary and bonus does not exceed $150,000) and (e) any additional individuals whose total salary and bonus exceeded $150,000 during the year ended December 31, 2010.  The Company presently has three Named Executive Officers, namely Duane Poliquin, Chairman, Morgan Poliquin, President and Chief Executive Officer (“CEO”) and Mark T. Brown, Chief Financial Officer (“CFO”).

Compensation Discussion and Analysis

The compensation of the Company’s Named Executive Officers (“NEOs”) is determined by the Company’s Board of Directors (the “Board”) upon the recommendations of the Board’s Compensation Committee (the “Committee”).  The Committee is composed of three directors from the Company’s Board, all of whom are independent.

The Committee’s compensation program is designed to provide competitive levels of compensation, a significant portion of which is dependent upon individual and corporate performance and contribution to increasing shareholder value.  The Committee recognizes the need to provide a total compensation package that will attract and retain qualified and experienced executives as well as align the compensation level of each executive to that executive’s level of responsibility.  In general, a NEO’s compensation is comprised of three components:

(a)

Salary, wages or contractor payments;

(b)

Stock option grants; and

(c)

Bonuses.

The objectives and reasons for this system of compensation are generally to allow the Company to remain competitive compared to its peers in attracting experienced personnel.  The salaries are set on a basis of a review and comparison of salaries paid to executives at similar companies.  The Chairman is paid a salary that is lower than his comparative salary levels for a person of his experience and capabilities because he is also a major shareholder of the Company and will participate in the success of the Company through his shareholdings.  The CFO also takes a payment as a contractor that is lower than comparative salary levels because he also works as the CFO for other companies and does not devote 100% of his time to the Company.

Stock option grants are designed to reward the NEOs for success on a similar basis as the shareholders of the Company, but these rewards are highly dependent upon the volatile stock market, much of which is beyond the control of the NEOs.

The bonuses paid to the NEOs are allocated on a subjective basis related to the review by the Committee of the work planned during the year and the work achieved during the year, including work related to mineral exploration, administration, financing, shareholder relations, and overall performance.  The bonuses are paid to reward work done above the base level of expectations set by the base salary. Bonuses have only been paid to the full time employees and not to contractors.

In 2010 Director’s Fees of $5,000 yearly were paid to non-executive directors.  Also in 2010, the Chair of the Audit Committee was paid $3,000 yearly.

In 2010 Duane Poliquin, through Hawk Mountain Resources Ltd., a private company owned by Mr. Poliquin and his immediate family, received compensation by way of an annual management fee, a year-end bonus and the issuance of stock options.  This compensation was based on his executive compensation contract with the objective to retain his services, motivate a high level of performance and reward him for his achievements and loyalty.  All elements of compensation were approved by the Board of Directors.  Mr. Poliquin’s annual remuneration is based on industry standards, his year-end bonus and the number of stock options granted to him reflects his responsibilities to the Company relative to all other option recipients.  Please refer to the “Summary Compensation Table” below.

In 2010 Morgan Poliquin received compensation by way of an annual salary, a year-end bonus and the issuance of stock options.  This compensation was based on his executive employment contract with the objective to retain his services, motivate a high level of performance and reward him for his achievements and loyalty.  All elements of compensation were approved by the Board of Directors.  Mr. Poliquin’s annual salary is based on industry standards; his year-end bonus and the number of stock options granted to him reflects his responsibilities to the Company relative to all other option recipients.

In 2010, compensation for Mark T. Brown consisting of management fees paid to Pacific Opportunity Capital Ltd. and stock options issued directly to Mark T. Brown.  This compensation was based on his financial, administrative and executive services contract with the objective of having Mr. Brown on a consulting basis to ensure the Company has the continuous services of a CFO while minimizing annual costs.  Stock options issued were to reward a high level of performance and loyalty. Fees paid are calculated on a monthly basis.

Performance Graph

There is little correlation between the compensation of Named Executive Officers and the stock price of the Company.  Stock prices are affected by many external factors in the mineral exploration industry and the retention and compensation of senior executives to manage the Company can not be directly related to stock price.  There are two factors that are important in consideration of the stock price as compared to executive compensation: (1) the senior executives of the Company are significant shareholders of the Company so that changes in the stock price do affect them directly, and (2) the stock option plan is the one part of the compensation that is related directly to the compensation of the Named Executive Officers.

Option-Based Awards

The Company currently has in place a stock option plan for the purpose of attracting and motivating directors, officers, employees and consultants of the Company and advancing the interests of the Company by affording such persons with the opportunity to acquire an equity interest in the Company through rights granted under the plan to purchase shares of the Company.  Recommendations for stock option grants are made initially by the Compensation Committee, and subsequently reviewed and determined by the Board.  One of the factors considered when setting new option-based awards is the number of option-based awards previously granted to each individual.

The purpose of granting such stock options is to assist the Company in compensating, attracting, retaining and motivating the officers, directors and employees of the Company and to closely align the personal interest of such persons to the interest of the shareholders.

Summary Compensation Table

Set out below is a summary of compensation paid during the year ended December 31, 2010 to the Company’s Named Executive Officers.

					Non-Equity Incentive Plan Compensation ($)
Name and Principal Position	Year	Salary ($)	Share-Based Awards ($)	Option-Based Awards ($)	Annual Incentive Plans	Long-Term Incentive Plans	Pension Value ($)	All other Compensation ($)	Total Compensation ($)
Duane Poliquin Chairman	2010	Nil	N/A	396,000 (1)(2)(3)	N/A	N/A	N/A	208,100(6)	604,100
Morgan Poliquin President and CEO	2010	165,000	N/A	442,500 (1)(4)(5)	N/A	N/A	N/A	0	607,500
Mark T. Brown CFO	2010	Nil	N/A	50,250(1)	N/A	N/A	N/A	60,000(7)	110,250

(1)

Comprised of options granted pursuant to the Company’s stock option plan.  The value of option-based awards is based on the fair value of the awards ($0.67) calculated using the Black-Scholes-Merton model as at the January 4, 2010 grant date. All options vested upon grant.

(2)

Comprised of options granted pursuant to the Company’s stock option plan.  The value of option-based awards is based on the fair value of the awards ($0.54) calculated using the Black-Scholes-Merton model as at the June 21, 2010 grant date.  All options vested upon grant.

(3)

Comprised of options granted pursuant to the Company’s stock option plan.  The value of option-based awards is based on the fair value of the awards ($1.19) calculated using the Black-Scholes-Merton model as at the August 27, 2010 grant date.  All options vested upon grant.

(4)

Comprised of options granted pursuant to the Company’s stock option plan.  The value of option-based awards is based on the fair value of the awards ($0.52) calculated using the Black-Scholes-Merton model as at the July 16, 2010 grant date.  All options vested upon grant.

(5)

Comprised of options granted pursuant to the Company’s stock option plan.  The value of option-based awards is based on the fair value of the awards ($1.56) calculated using the Black-Scholes-Merton model as at the September 20, 2010 grant date. All options vested upon grant.

(6)

Paid to Hawk Mountain Resources Ltd. of which $165,000 was under agreement for Mr. Poliquin’s management and technical services and $43,100 for other technical, general and administrative services provided through Hawk.

(7)

Paid under agreement with Pacific Opportunity Capital Ltd. for providing Mr. Brown’s services.

The Company has in place an executive compensation contract with its Chairman, Duane Poliquin, and Hawk Mountain Resources Ltd. (“Hawk”) whereby the Company has agreed to pay annual remuneration of $165,000 per year, increased to $206,500 per year effective January 1, 2011, to Hawk for Mr. Poliquin’s providing management and technical services to the Company.  Under the contract, Hawk is entitled to receive certain benefits if terminated without cause (see “Termination and Change of Control Benefits”).

The Company also has in place an executive employment contract with its President and CEO, Morgan Poliquin, whereby the Company has agreed to pay an annual salary of $165,000 per year, increased to $206,500 per year effective January 1, 2011, to Mr. Poliquin for providing management and technical services to the Company.  Under the contract, Mr. Poliquin is entitled to receive certain benefits if terminated without cause (see “Termination and Change of Control Benefits”).

In addition, the Company has in place a financial, administrative and executive services agreement with its CFO, Mark T. Brown, and Pacific Opportunity Capital Ltd. (“POC”) whereby the Company has agreed to pay the sum of $5,000 per month to POC for providing financial, administrative and executive services to the Company.  Mark T. Brown’s services as CFO to the Company are provided under this agreement. Under the agreement, POC is entitled to receive certain benefits if terminated (see “Termination and Change of Control Benefits”).

There have been no re-pricing or other significant changes to the terms of any share-based or option-based award program during the most recently completed year.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth, for each Named Executive Officer, all share-based awards and option-based awards outstanding at December 31, 2010.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options(1) ($)	Number of Incentives that have not Vested (#)	Market or Payout Value of Incentives that have not Vested ($)
Duane Poliquin	450,000 220,000 240,000 100,000	2.50 1.14 1.00 2.22	Jul 06, 2011 Jan 04, 2015 Jun 21, 2015 Aug 27, 2015	1,003,500 789,800 895,200 251,000	N/A	N/A
Morgan Poliquin	600,000 500,000 150,000 350,000 100,000 100,000	2.50 2.32 0.81 1.14 0.92 2.67	Jul 06, 2011 Sep 10, 2012 Nov 25, 2014 Jan 04, 2015 Jul 16, 2015 Sep 20, 2015	1,338,000 1,205,000 588,000 1,256,500 381,000 206,000	N/A	N/A
Mark T. Brown	100,000 25,000 75,000	2.68 0.68 1.14	Nov 15, 2012 Dec 29, 2013 Jan 04, 2015	205,000 101,250 269,250	N/A	N/A

(1)

Calculated based on the difference between the market value of the shares underlying the options as at December 31, 2010 ($4.73) and the exercise price of the options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table outlines, for each Named Executive Officer, the value of option-based awards and share-based awards which vested during the year ended December 31, 2010 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2010.

Name	Option-Based Awards- Value Vested During the Year $	Share-Based-Awards- Value Vested During the Year $	Non-Equity Incentive Plan Compensation – Value Earned During the Year $
Duane Poliquin	6,600(1)	N/A	N/A
Morgan Poliquin	11,500(1)(2)	N/A	N/A
Mark T. Brown	2,250(1)	N/A	N/A

(1)

Calculated based on the difference between the market value of the shares underlying the options as at January 4, 2010  ($1.17) and the exercise price of the options ($1.14).

(2)

Calculated based on the difference between the market value of the shares underlying the options as at July 16, 2010 ($0.93) and the exercise price of the options ($0.92).

For a full description of the Company’s incentive stock option plan, see “OPTIONS, RIGHTS OR OTHER ENTITLEMENTS UNDER STOCK OPTION PLAN” below.

Termination and Change of Control Benefits

Except as otherwise disclosed below, there are no compensatory plans, contracts, agreements or arrangements in place that provides for payments to the Name Executive Officers at, following or in connection with any termination of employment (whether voluntary, involuntary or constructive), resignation, retirement or a change in the Named Executive Officer’s responsibilities following a change in control.

The Company has in place an executive compensation contract with its Chairman, Duane Poliquin and Hawk Mountain Resources Ltd. (“Hawk”), a company owned by Mr. Poliquin and his immediate family, whereby Hawk is entitled to receive the following benefits if terminated:

(a)

without cause, payment of an amount equal to 2 times the then current base fee;

(b)

by death, payment of an amount equal to 6 months of the then current base fee; and

(c)

following a change in control, payment of an amount equal to 3 times the then current base fee.

The Company has in place an executive employment contract with its President and CEO, Morgan Poliquin, whereby Mr. Poliquin is entitled to receive the following benefits if terminated:

(a)

without cause, payment of an amount equal to 2 times the then current base fee;

(b)

by death, payment of an amount equal to 6 months of the then current base fee; and

(c)

following a change in control, payment of an amount equal to 3 times the then current base fee.

The Company also has in place a financial, administrative and executive services agreement with its CFO, Mark T. Brown, and Pacific Opportunity Capital Ltd. (“POC”), a company controlled by Mr. Brown, whereby POC is entitled to receive payment of an amount equal to 3 months of the then current base fee if terminated by death or disability.